6/11

02034794

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Stratus Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5758 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 6/13/02

82-5758

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the **2002** Annual General Meeting (the "Meeting") of the Members of **Pacific Stratus Ventures Ltd.** (the "Company") will be held at **1650 - 999 West Hastings Street**, Vancouver, British Columbia, on **Friday** the **28th** day of **June 2002** at **9:30 a.m.** for the following purposes:

ARS 12-31-01

1. To receive the Report of the Directors.

2. To receive the Audited Financial Statements of the Company for the fiscal period ending **December 31, 2001**, together with the Auditor's Report thereon.

3. To consider and if thought fit, to appoint J.A. Minni & Associates Inc., Certified General Accountants as Auditor of the Corporation in the place and stead of KPMG LLP, Chartered Accountants, as more particularly set out in the Information Circular, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

3. To fix the number of Directors at **three (3)**.

4. To elect Directors for the ensuing year.

5. To consider, and, if thought fit, to approve an Ordinary Resolution by disinterested shareholders, to increase the number of shares reserved for issuance under the Company's **Stock Option Plan**.

6. To consider, and, if thought fit, to approve the amendments to the Company's **Stock Option Plan** as more particularly set out in the Information Circular.

7. To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **15th** day of **May 2002**.

BY ORDER OF THE BOARD

"Harry Chew"
Director

INFORMATION CIRCULAR

FOR THE 2002 ANNUAL GENERAL MEETING OF MEMBERS

OF

PACIFIC STRATUS VENTURES LTD.

This information is given as of **May 6, 2002**

I. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **Pacific Stratus Ventures Ltd.** (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

II. PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

III. APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 4TH Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

IV. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 6, 2002, **17,283,428** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on **May 15, 2002** who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, the following Shareholders beneficially own directly or indirectly shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Member	Number of Shares	Percentage of Issued and Outstanding Shares
Arapahoe Holdings Inc.	3,000,000	17.36%
David Williams	1,908,500	11.04%

VI. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VII. INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

A. Related Party Transactions

During the Company's most recently completed financial year ended **December 31, 2001**, the Company was involved in the following related party transactions:

1. Myntek Management Services Inc. ("Myntek"), a company owned as to 50% by a director of the Company, and as to 50% by his spouse, was paid (or accrued) $30,000 (2000 - $30,000) for management services during the financial year ended December 31, 2001.

2. Pacific Paragon, a British Columbia company owned as to 50% by the spouse of a director of the Company, and as to 50% an arm's length party was paid (or accrued) $42,000 (2000 - $24,000) for office administrative and corporate services and rent during the financial year ended December 31, 2001.

3. Wynson Management Services Ltd., a company owned as to 50% by a director of the Company, and 50% by his spouse, was paid (or accrued) $6,500 (2000 - $18,250) for accounting services during the financial

year ended December 31, 2001.

VIII. STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular, "executive officer" and "named executive officer" of the Company have the meanings given to them in BC Form 51-904F of the *Securities Act* (British Columbia). The term "SAR" used herein refers to Stock Appreciation Rights for the period **January 1 to December 31**.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts	
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Harry Chew, President	2001	Nil	Nil	Nil	Nil	Nil	Nil	$30,000(1)
	2000	Nil	Nil	Nil	Nil	Nil	Nil	$30,000(1)
	1999	Nil	Nil	Nil	Nil	Nil	Nil	$30,000(1)

(1) Paid to Myntek Management Services Inc. for management services

During the most recently completed financial year **December 31, 2001**, the Company did not make any long-term incentive plan awards to its Directors, officers or employees.

B. Directors of the Company

Harry Chew, the President and Director of the Company, as disclosed above under the heading "Executive Officers of the Company" was paid or accrued, through a private company controlled by Mr. Chew and his wife, a total of $30,000 (2000 - $30,000) in management fees. Sonny Chew, a Director of the Company, was paid or accrued, through a private company controlled by Mr. Chew and his wife, a total of $6,500 (2000 - $18,250) for accounting services. Other than the above, none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

Other than as disclosed elsewhere in this information circular, none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

C. Options to Purchase Securities

During the Company's completed financial year ended **December 31, 2001**, the Company has not granted any stock options to Directors or Officers.

During the Company's completed financial year ended **December 31, 2001**, Directors and Officers have not exercised stock options.

IX. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

X. PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at **three (3)**. The persons named in the following table are proposed by management for election as Directors of the Company. Although Management is only nominating **three (3)** individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published pursuant to section 111 of the *Company Act* (British Columbia) in The Vancouver Province on **March 20, 2002** and no nominations for Directors were received from the Members of the Company.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a Director.**

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Number of Shares
Harry Chew* Vancouver, BC *Director and President*	President of Pacific Stratus Ventures Ltd. since November 1997; President of Myntek Management Services Inc. a management consulting firm from July 1986 to Present; President of Pacific Paragon Group of Companies a management consulting and investment firm since October 1993 to Present. Director & Officer of several Public Companies.	517,500(1) 812,000(2) 130,000(4)
Sonny Chew* Vancouver, BC *Director*	Director of Pacific Stratus Ventures Ltd. since November 1997; Director of Finance & Administration of Pacific Paragon Group of Companies a management consulting and investment firm since July 1995. Director & Officer of several Public Companies.	801,666(1)

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Number of Shares
David Williams* Vancouver, BC *Director*	Director of Pacific Stratus Ventures Ltd. since November 1997; President of TWE Enterprises Ltd. a management consulting company from March 1983 to present. President of Pacific Rodera Ventures Inc. a publicly listed oil and gas exploration company from March 1999 to Present. Director & Officer of several Public Companies.	280,000(1) 1,628,500(3)

*Denotes audit committee of the Company.

(1) Common shares held directly
(2) Common shares held indirectly through a private company controlled as to 50% by the spouse of Mr. Chew and 50% by an arm's length party.
(3) Common shares held indirectly through a private company controlled as to 50% by Mr. Williams and 50% by his spouse.
(4) Common shares held indirectly through a private company controlled as to 50% by Mr. Chew and 50% by his spouse.

The above information was provided by Management of the Company.

Harry Chew, **Sonny Chew** and **David Williams** were appointed to the Board of Directors on **November 13, 1997.**

Pursuant to the provisions of the *Company Act* (British Columbia), the Company is required to have an Audit Committee which, at the present time, is comprised of **Harry Chew, Sonny Chew** and **David Williams**.

B. Appointment of New Auditor

Members will vote for the appointment of **J.A. Minni & Associates Inc.**, Certified General Accountants, of Suite 1104 – 750 West Pender Street, Vancouver, B.C. V6C 2T8, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors. On February 19, 2002, **KPMG LLP**, Chartered Accountants, resigned as Auditor and the Directors, by resolution, appointed, **J.A. Minni & Associates Inc.**, Certified General Accountants, effective February 19, 2002, as the Auditor of the Company. Members are asked to approve the appointment of **J.A. Minni & Associates Inc.**, Certified General Accountants, as the Auditor of the Company for the ensuing year.

The Notice of Change of Auditor required pursuant to National Policy No. 31 is attached hereto as Schedule "A" together with a letter from **KPMG LLP**, Chartered Accountants and **J.A. Minni & Associates Inc.**, Certified General Accountants, respecting the resignation.

Management recommends that the Members of the Company approve the appointment of **J.A. Minni & Associates Inc.**, Certified General Accountants, as the new Auditor for the Corporation.

C. Stock Option Plan

The Members of the Company will be asked to pass an ordinary resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's proposed Stock Option Plan from 1,100,000 shares to 3,456,686 shares, representing 20% of the currently issued and outstanding shares of the Company. The policies of the TSX require approval by "disinterested-vote" which means that the resolution approving the increase in the number of shares reserved for issuance under the Company's Stock Option Plan must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attaching to shares beneficially owned by Insiders who hold options and their associates.

The Stock Option Plan was approved at the 2001 Annual General Meeting but, as yet, has not been filed for acceptance by the TSX Venture Exchange. It is the intention of Management to make this filing with the TSX Venture Exchange as soon as the Company has completed its reorganization.

D. <u>Amendments to Stock Option Plan</u>

The TSX Venture Exchange has issued a proposal to revise its policies on stock option plans. Under the proposal, a company will be able to establish a stock option plan which has a "rolling" number of shares reserved for issuance under the plan rather than a "fixed number" which is presently the policy. The Directors of the Company may determine that it would be preferable and in the best interests of the Company to amend the proposed Stock Option Plan to permit a "rolling" stock option plan. Shareholders will, therefore, be asked to approve the following amendments to the proposed Stock Option Plan:

1. To amend the proposed Stock Option Plan such that the number of shares reserved for issuance under the Stock Option Plan is not a fixed maximum number of shares but rather will be a maximum of 10% of the issued shares of the Company at the time that the stock option grant is made;

2. If a rolling stock option plan is adopted, to remove the requirement that options granted under the Stock Option Plan are subject to a vesting schedule (under the proposed Stock Option Plan, any options granted vest in four equal amounts every six months commencing on the date of the grant);

3. To restrict the number of options which may be granted to Insiders on a collective basis to not more than 10% of the issued and outstanding shares of the Company at the time of grant of the option; and

4. To require shareholder approval to the Stock Option Plan on an annual basis.

The shareholders of the Company will be asked to approve the above amendments to the proposed Stock Option Plan. The Directors will then have the discretion to determine whether or not to proceed with the above amendments to the proposed Stock Option Plan.

The proposed amendments to the Stock Option Plan must be approved by the disinterested members of the Company in the manner set out above.

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Vancouver, British Columbia, this **15th** day of **May 2002.**

BY ORDER OF THE BOARD

"Harry Chew"
President

"SCHEDULE A"

PACIFIC STRATUS VENTURES LTD.

Suite 707-1030 West Georgia Street, Vancouver, B.C.V6E 2Y3
PH: (604) 689-2646 FAX: (604) 689-1289

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Policy 31, Entitled
"Change of Auditor of a Reporting Issuer"
of the Canadian Securities Administrators

It is proposed that the Company will appoint **J.A. Minni & Associates Inc.**, (the "Successor Auditor"), of 1104-750 West Pender Street, Vancouver BC. V6C 2T8

KPMG LLP Chartered Accountants (the "former Auditor") of Box 10426, 777 Dunsmuir Street, Vancouver, BC V7Y 1K3 has resigned as Auditor.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and

(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Resignation.

The resignation and the recommendation to appoint the Successor Auditor was approved by the Board of Directors of the Company and the Company's Audit Committee.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy 31, between the Company, the Former Auditor, and the Successor Auditor.

The following documentation has been reviewed by the Company's Board of Directors and Audit Committee:

(a) the Notice;

(b) a letter from the Former Auditor, addressed to the British Columbia Securities Commission (the "Commission"); and

(c) a letter from the Successor Auditor, addressed to the Commission.

DATED at Vancouver, British Columbia, this 27th day of February, 2002.

PACIFIC STRATUS VENTURES LTD.

HARRY CHEW
President & Director

KPMG LLP
Chartered Accountants
Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
500 – 701 West Georgia Street
Vancouver BC V7Y 1L2

Dear Sirs/Mesdames

Re: Pacific Stratus Ventures Ltd.

We have read the Notice of Pacific Stratus Ventures Ltd. dated February 27, 2002 and are in agreement with the statements contained in such Notice.

Yours very truly

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 15, 2002

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

* *Incorporated Professional*
** *Associate*

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604)683-0343
FAX: (604)683-4499

March 18, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
500-701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: PACIFIC STRATUS VENTURES LTD. (the "Company")

As the successor auditor of the above Company and pursuant to National Policy No. 31 I have reviewed the Notice of Change of Auditor dated February 27, 2002 for the Company and, based on my knowledge of the information at the time, I agree with the information contained in the Notice.

I understand that the Notice of Change of Auditor, along with this letter and a similar letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours truly,

J.A. MINNI AND ASSOCIATES INC.

Geoffrey Pang

Geoffrey Pang

c.c. Pacific Stratus Ventures Ltd.

British Columbia
Securities
Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

_____ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS				
NAME OF ISSUER Pacific Stratus Ventures Ltd.		FOR QUARTER ENDED Dec 31, 2001		DATE OF REPORT YY/MM/DD 02/05/17
ISSUER'S ADDRESS 707 – 1030 West Georgia Street				
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6E 2Y3	ISSUER FAX NO. (604) 689-1289		ISSUER TELEPHONE NO. (604) 689-2646
CONTACT PERSON Harry Chew	CONTACT'S POSITION Director			CONTACT TELEPHONE NO. (604) 689-2646
CONTACT EMAIL ADDRESS pparagon@axion.net	WEB SITE ADDRESS N/A			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	Harry Chew	02/05/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	Sonny Chew	02/05/17

(Electronic signatures should be entered in "quotations".)

PACIFIC STRATUS VENTURES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

SUITE 1104 - 750 WEST PENDER ST.
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA

TELEPHONE: (604)683-0343
FAX: (604)683-4499

* *Incorporated Professional*
** *Associate*

AUDITOR'S REPORT

To the Shareholders,
Pacific Stratus Ventures Ltd.

I have audited the balance sheet of **PACIFIC STRATUS VENTURES LTD.** as at **December 31, 2001** and the statements of operations, deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **December 31, 2001** and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of the Company as at December 31, 2000 were audited by other auditors, whose report dated March 2, 2001 expressed an unqualified opinion on these statements.

"J.A. Minni & Associates Inc."
CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC
March 6, 2002

PACIFIC STRATUS VENTURES LTD.

BALANCE SHEETS AS AT DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 8,414	$ 139,383
Share subscription receivable	56,000	-
Due from companies under common control	-	3,200
	64,414	142,583
INVESTMENT (Note 3)	-	56,900
NOTE RECEIVABLE (Note 4)	-	513,900
CAPITAL ASSETS, net of accumulated amortization of $6,299 (2000-$4,176)	5,898	8,021
	$ 70,312	$ 721,404

LIABILITIES

	2001	2000
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 75,973	$ 83,605
Due to companies under common control (Note 5)	285,196	323,315
Note payable (Note 6)	217,198	306,142
Loans payable (Note 7)	462,674	37,000
	1,041,041	750,062
FINANCING CHARGES TO BE SETTLED IN SHARES	-	61,200
	1,041,041	811,262

SHAREHOLDERS' EQUITY (DEFICIENCY)

	2001	2000
SHARE CAPITAL (Note 8)	4,778,109	4,538,686
CONTRIBUTED SURPLUS	942,331	942,331
DEFICIT	(6,691,169)	(5,570,875)
	(970,729)	(89,858)
	$ 70,312	$ 721,404

APPROVED BY THE DIRECTORS:

"Harry Chew"

"Sonny Chew"

The accompanying notes are an integral part of the financial statements.

PACIFIC STRATUS VENTURES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
EXPENSES		
Advertising	$ 7,572	$ 11,953
Amortization	2,123	2,291
Consulting fees	24,750	44,667
Foreign exchange loss	14,579	2,233
Interest and financing charges	264,552	70,402
Management fees	32,100	32,100
Office and general	53,870	29,325
Professional fees	54,075	102,333
Regulatory fees, transfer agent and shareholder information	22,867	27,246
Sponsorship fee	10,000	-
Travel and accommodation	20,882	6,386
Write-off of investment	-	15,000
Write-off of financing fees	-	25,000
Provision for bad and doubtful debt (Note 4)	612,924	-
	1,120,294	368,936
LOSS FOR THE YEAR	(1,120,294)	(368,936)
DEFICIT, BEGINNING OF YEAR	(5,570,875)	(5,201,939)
DEFICIT, END OF YEAR	$ (6,691,169)	$ (5,570,875)
LOSS PER SHARE	$ (0.18)	$ (0.06)

The accompanying notes are an integral part of the financial statements

PACIFIC STRATUS VENTURES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net loss for the year	$(1,120,294)	$ (368,936)
Items not involving cash:		
Amortization	2,123	2,291
Financing charges settled by shares	139,423	61,200
Write-off of investment	-	15,000
Write-off of financing fees	-	25,000
Provision for bad and doubtful debt	612,924	-
Cash provided (used) by net changes in non-cash working capital items:		
Accounts payable and accrued liabilities	(7,632)	54,220
	(373,456)	(211,225)
INVESTING ACTIVITIES		
Acquisition of capital assets	-	(3,965)
Notes receivable	(247,544)	(545,800)
	(247,544)	(549,765)
FINANCING ACTIVITIES		
Note receivable as part settlement of amount due to related party	56,900	-
Payment of deferred financing fees	-	(25,000)
Advances to companies under common control	(96,119)	320,060
Notes payable	59,576	306,142
Loan payable	425,674	37,000
Share subscribed for cash	100,000	26,666
Share subscription receivable	(56,000)	-
	490,031	664,868
DECREASE IN CASH	(130,969)	(96,122)
CASH, BEGINNING OF YEAR	139,383	235,505
CASH, END OF YEAR	$ 8,414	$ 139,383

The accompanying notes are an integral part of the financial statements.

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. OPERATIONS

The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company's previous principal business activity of cosmeceutical retail sales ceased in 1997. Since 1997, the Company has had no principal business activity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Going Concern

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to realize on its assets and receive continued financial support in the form of loans or equity, and ultimately upon its ability to generate future profitable operations. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due in the upcoming fiscal year.

The Company is designated an inactive issuer by the CDNX and is required to complete its reorganization and maintenance requirements no later than May 31, 2002, failing which trading in the shares of the Company may be suspended.

(b) Capital Assets

Capital assets are stated at cost. Amortization is provided on a declining balance basis at a rate of 33% per annum.

(c) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Specific issues requiring the exercise of significant judgement by management include the recoverability of notes receivable.

(d) Fair Value Disclosures

Management believes that the fair values of cash, share subscription receivable, accounts payable and accrued liabilities are not materially different from their carrying value due to the short-term nature of these financial instruments.

(e) Earnings Per Share

Earnings per share has been calculated using the weighted average number of common shares outstanding. Fully diluted earnings per share has not been provided because it is anti-dilutive.

(f) Stock-based Compensation

No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

(g) Income Taxes

The Company has accounted for income taxes by the deferral method whereby future income tax assets and future income tax liabilities are determined on temporary differences (differences between the tax bases and accounting bases of assets and liabilities) and are measured using the enacted, or substantively enacted, tax rates expected to apply when the asset is realized or the liability is settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

3. INVESTMENT

The investment consisted of a note receivable of $56,900 from Wells Hotel Ltd. at an annual interest rate plus 2%, and is secured by a second collateral mortgage against a parcel of land held by Wells Hotel Ltd. During the year, the Company had assigned this debt together with its related collateral mortgage, as part settlement of the amount due to a company under common control. See Note 5 (b).

4. NOTE RECEIVABLE

The Company entered into a letter of intent with the shareholders of Control Zone Interactive Inc. ("Control Zone") whereby the Company would acquire all of the issued and outstanding common shares of Control Zone in exchange for not less than 11,500,000 common shares of the Company.

On May 1, 2001, the Company decided not to proceed with the acquisition of Control Zone and issued to Control Zone a demand for repayment of the note.

The note is non-interest bearing and is secured by a general security agreement granting the Company a first charge over all the assets of Control Zone. The Company had issued to Control Zone a notice of intention to enforce the security.

Pursuant to an agreement dated December 4, 2001 with 461886 BC Ltd., the Company has agreed to assign the note receivable from Control Zone to 461886 BC Ltd. in exchange for the Company paying $10,000 (as well as the accrued interest), issuing 1,600,000 common shares of the Company at a deemed price at $0.10 per share to 461886 BC Ltd. and assigning all of its interest in and to the Control Zone debt and related general security agreement to 461886 BC Ltd. In return 461886 BC Ltd. has agreed to release the Company of its obligation under a note payable (see Note 6). As additional consideration, 461886 BC Ltd. has agreed to pay a royalty, to the Company from any revenue derived from the sale of Control Zone products, at $0.10 per unit sold, up to a maximum royalty of $100,000.

Full provision for bad and doubtful debt is made for note receivable, after taking into account the settlement arrangement as follows:

Note receivable, as at December 31, 2000	$	513,900
Additional advances made during the year		247,544
		761,444
Settlement of note payable (See Note 6)		148,520
		612,924
Provision for bad and doubtful debt		612,924
	$	-

5. DUE TO COMPANIES UNDER COMMON CONTROL

	2001	2000
TWE Enterprises Ltd.:		
Promissory note	$ 108,300	$ 150,000
Other advances and interests	46,787	32,631
Others	130,109	140,684
	$ 285,196	$ 323,315

(a) Loan from TWE Enterprises Ltd. ("TWE")

$100,000 of the loan from TWE is due on February 15, 2002 and bears interest at 15% per annum, and another $10,000 is due on demand and is non-interest bearing. The remaining balance of the loan is due on demand and bears interest at prime plus 3% per annum.

See Note 10.

(b) Loan from Pacific Paragon Investment Fund Ltd. ("Paragon")

$50,000 of the Paragon loan, which bears interest at 15% per annum, was settled by the assignment of the note receivable from Wells Hotel Ltd. to Paragon during the year. (See Note 3). The remaining balance of the Paragon loan is due on demand and bears interest at prime plus 3% per annum.

See Note 10.

(c) Special Warrants

As part of the consideration for the loans obtained from TWE and Paragon the Company had issued 85,000 special warrants during the year to each of TWE and Paragon. Each special warrant is convertible into one common share of the Company and one-half share purchase warrant. Each full share purchase warrant entitles the holder to acquire one common share of the Company at a price of $0.45 per share during the first year and at $0.65 per share during the second year. 85,000 common shares had been issued to each of TWE and Paragon during the year. The 85,000 share purchase warrants are outstanding as at December 31, 2001.

6. NOTE PAYABLE

During the year ended December 31, 2000, the Company received US $200,000 from a third party in exchange for an unsecured promissory note. The note bears interest at 15% per annum and was due on December 31, 2001. In addition, the Company had issued as a bonus 120,000 common shares to the note holder during the current year. During the year, the loan was assigned to 461886 BC Ltd. which had agreed to cancel the loan and to release the promissory note. As consideration, the Company has agreed to pay $10,000 (as well as the accrued interest), issue 1,600,000 common shares in its capital stock at a deemed price at $0.10 per share to 461886 BC Ltd., and assign all of its interest in and to the advances to Control Zone, as well as the general security over all of the assets of Control Zone. The assignee has agreed to pay a royalty to the Company for any revenue derived from the sale of Control Zone products, up to a maximum royalty of $100,000.

See Notes 4 and 10 (a).

7. LOANS PAYABLE

(a) During the year, the Company received $400,000 from a third party. The loan was due on November 23, 2001, and bears interest at 9% per annum. The Company paid a loan fee of $13,000 and was committed to issue as additional compensation to the lender 33,250 common shares of the Company for each month that the loan remained unpaid, to a maximum of 299,250 shares. During the year, 166,250 common shares had been issued by the Company, and an additional 133,000 common shares were advanced by two of the Company's directors to the lender. The loan is secured by a general security interest over all the assets and undertaking of the Company, and an assignment of the debt in the amount of $750,000 owing by Control Zone to the Company, together with an assignment of security granted by Control Zone. The loan is also guaranteed by two directors.

In payment for the directors' guarantees and in repayment of the advance of 133,000 common shares, the Company issued 100,000 common shares of the Company during the year to each of the two directors. In addition, a finder's fee of $24,000 in cash was paid by the Company to a third party.

Pursuant to a shares for debt agreement dated December 4, 2001, $110,000 of the loan is to be settled by the issuance of 1,100,000 common shares to the lender. The loan, together with the right, title and interest in and to the additional debt obligations and the security, was assigned to another third party. Pursuant to yet another shares for debt agreement dated December 4, 2001, the assignee had agreed to a release of the general security interest over the assets and undertaking of the Company, relief of the loan guarantee by two directors, and a full and complete settlement of the loan of $300,000 by issuance of 3,000,000 common shares of the Company at a deemed price of $0.10 per share. The agreement is subject to Canadian Venture Exchange approval. In a stock option agreement dated December 4, 2001 the assignee has been granted the right and option to require two of the company directors to purchase up to 3,000,000 common shares, held under the name of the assignee, at $0.1503 per share.

See Note 10 (d).

(b) During the year ended December 31, 2000, the Company received $37,000 from the spouse of a director of the Company. The loan is unsecured, non-interest bearing and with no specific terms of repayment.

See Note 10 (d).

8. SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value.

(b) Issued and Fully Paid

	Number of shares	Amount
Balance, December 31, 1999	5,905,512	$ 4,512,020
Issued pursuant to exercise of stock options	66,666	26,666
Balance, December 31, 2000	5,972,178	4,538,686
Issued as loan bonus	456,250	119,423
Issued to directors for loan guarantees	200,000	20,000
Issued pursuant to a private placement	1,000,000	100,000
Balance, December 31, 2001	7,628,428	$ 4,778,109

(c) Stock Options

There were no stock options outstanding as at December 31, 2001 and 2000.

(d) Contributed Surplus

The contributed surplus resulted from a cancellation of escrow shares during 1998.

(e) Share Purchase Warrants

Pursuant to the private placement of 1,000,000 common shares at $0.10 per share 1,000,000 non-transferable share purchase warrants were issued which entitle the holders to purchase 1,000,000 shares at $0.10 per share for a two year period.

Pursuant to the issue of 170,000 special warrants as part of the consideration of the loans obtained from two companies under common control 85,000 share purchase warrants are exercisable at $0.45 and $0.65 per share during the first and second years respectively.

9. RELATED PARTY TRANSACTIONS

Expenses include the following payments and accruals (exclusive of GST) to companies controlled by certain directors and officers of the Company for:

	2001	2000
Management services	$ 30,000	$ 30,000
Consulting fees	-	2,500
Office administrative and corporate services	42,000	24,000
Accounting services	6,500	18,250
Interests on loans and advances	26,712	7,227

Payments for accounting services are based on a per diem rate. Payments for other services are in accordance with the respective agreements, which are for 24 month terms, and which automatically renew for further 24 month terms.

See Note 10 (c).

10. SUBSEQUENT EVENTS

a) Subsequent to December 31, 2001, 1,600,000 common shares were issued at a deemed price of $0.10 per share to settle a note payable. (See Note 6)

b) Subsequent to December 31, 2001, 500,000 common shares were issued at a deemed price of $0.10 per share to settle accounts payable.

c) Subsequent to December 31, 2001, 2,450,000 common shares were issued at a deemed price of $0.10 to settle amount due to companies controlled by directors.

d) Subsequent to December 31, 2001, 4,820,000 common shares were issued at a deemed price of $0.10 to settle loans payable due to third party.

11. CONTINGENT LIABILITES

The Company may be contingently liable for audit and accounting fees in the amount of $19,944.50. The Company has taken the position that it does not owe that amount. This amount has not been provided for in the accounts.

PACIFIC STRATUS VENTURES LTD.
Schedule "B"
(Unaudited – prepared by management)
Year ended December 31, 2001

(d) List of directors and officers as at September 30, 2001:

Harry Chew	Director & President
David J.L. Williams	Director
Sonny Chew	Director
Erin Bismeyer	Secretary

PACIFIC STRATUS VENTURES LTD.

Schedule "C", page 1
(Unaudited – prepared by management)
Year ended December 31, 2001

Description of Business:

The Company has been designated an inactive issuer by the CDNX and is required to complete its reorganization and maintenance requirements no later than May 31, 2002, failing which the Company may be placed on notice of suspension. The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.

Discussion of Operations and Financial Condition:

For the fiscal year ended December 31, 2001, the Company recorded a net loss of $1,120,294 compared with a net loss of $368,936 for the same period last year, an increase of $751,358. The increase in loss was primarily due to an increase in a provision for bad and doubtful debt in the amount of $612,294 and an increased in interest and financing charges. The Company had a working capital deficit of $976,627 for the year ended December 31, 2001 as compared with working capital deficit of $668,679 for the prior year.

Total operating expenses for fiscal 2001 were $1,120,294 as compared to $368,936 for fiscal 2000. This increase can be mainly attributed to a provision for bad and doubtful debt and a significant increase in interest and financing charges as previously mentioned.

As at December 31, 2001 the Company provided interim financing of $761,444 to Control Zone Interactive Inc. ("Control Zone") to fund the development of a new manufacturing facility, the expansion of sales and marketing initiatives and general working capital. The note is non-interest bearing and is secured by a general security agreement ("GSA") granting the Company a first charge over all the assets of Control Zone.

On May 1, 2001, the Company announced that the letter of intent was terminated and, accordingly, the Company will not be proceeding with the acquisition of Control Zone.

On December 4, 2001, the Company entered into an agreement with 461886 BC Ltd. to assign the note receivable from Control Zone to 461886 BC Ltd. The agreement calls for the Company to pay $10,000 (as well as accrued interest), issue 1,600,000 common shares of the Company at a deemed price of $0.10 per share and assign all of its interest in and to the Control Zone debt and related general security agreement to 461886 BC Ltd. In return 461886 BC Ltd. has agreed to release the Company of its obligation under a note payable in the amount of US $200,000 from a third party. As additional consideration, 461886 BC Ltd. has agreed to pay a royalty, to the Company of any revenue derived from the sale of Control Zone products, at $0.10 per unit sold, up to a maximum of $100,000.

After the assignment of the note receivable from Control Zone to 461886 BC Ltd. there was a remaining balance of $612,924 left owing from Control Zone. The Company has provided fully for this amount as at December 31, 2001 as a provision for bad and doubtful debt.

During the year the Company received $400,000 from a third party. The loan was due on November 23, 2001, and bears interest at 9% per annum. The Company entered into a share for debt agreement with this third party dated December 4, 2001, whereby $110,000 of the loan is to be settled by the issuance of 1,100,000 common shares to the lender. The loan, together with the right, title and interest in and to the additional debt obligations and the security, was assigned to another third party. Pursuant to yet another shares for debt agreement dated December 4, 2001, the assignee had agreed to release of the general security interest over the assets and undertaking of the Company, relief of the loan guarantee by two directors, and full and complete settlement of the loan of $300,000 by issuance of 3,000,000 common shares of the Company at a deemed price of $0.10. In a stock option agreement dated December 4, 2001 the assignee has been granted the right and option to require two of the company directors to purchase up to 3,000,000 common shares, held under the name of the assignee, at $0.1503 per share.

During the year the Company completed an equity financing of 1,000,000 units at a price of $0.10 per unit. Each unit consisted of one common share in the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share in the Company at a price of $0.10 for a two year period.

Subsequent Events:

Subsequent to the year ended December 31, 2001 the Company issued 9,370,000 shares at a deemed price of $0.10 in connection to various shares for debt agreements entered into by the Company on December 4, 2001. The Company has managed to reduce its debt significantly through this issuance and is now in a much stronger financial position. The Company is currently reviewing a number of projects for acquisition.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

_____ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS		
NAME OF ISSUER Pacific Stratus Ventures Ltd.	FOR QUARTER ENDED Mar 31, 2002	DATE OF REPORT YY/MM/DD 02/05/23

ISSUER'S ADDRESS			
707 – 1030 West Georgia Street			
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6E 2Y3	ISSUER FAX NO. (604) 689-1289	ISSUER TELEPHONE NO. (604) 689-2646
CONTACT PERSON Harry Chew	CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (604) 689-2646
CONTACT EMAIL ADDRESS pparagon@axion.net	WEB SITE ADDRESS N/A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	Harry Chew	02/05/23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	Sonny Chew	02/05/23

(Electronic signatures should be entered in "quotations".)

Financial Statements of

PACIFIC STRATUS VENTURES LTD.

(Unaudited – Prepared by Management)

Quarter ended March 31, 2002

Schedule "A"

PACIFIC STRATUS VENTURES LTD.

Balance Sheets
March 31, 2002

	March 31, 2002 (unaudited)	December 31, 2001 (audited)
Assets		
Current assets:		
Cash	$ -	$ 8,414
Share subscription receivable	-	56,000
	-	64,414
Capital assets, net of accumulated depreciation of $6,735 (2001 - $6,299)	5,462	5,898
	$ 5,462	$ 70,312
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 2,632	$ -
Accounts payable and accrued liabilities	25,476	75,973
Due to companies under common control	8,460	285,196
Notes payable	-	217,198
Loans payable	23,697	462,674
	60,265	1,041,041
Shareholders' equity:		
Capital stock	5,715,109	4,778,109
Contributed surplus	942,331	942,331
Deficit	(6,712,243)	(6,691,169)
	(54,803)	(970,729)
	$ 5,462	$ 70,312

On behalf of the Board:

_________________________ Director

_________________________ Director

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Operations and Deficit
Three months ended March 31, 2002
(Unaudited – prepared by management)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Expenses:		
Advertising	$ 158	$ 5,151
Amortization	436	593
Consulting fees	-	20,750
Foreign exchange loss	-	660
Interest and financing charges	(20,553)	47,798
Management fees	8,025	8,025
Office and general	2,772	1,798
Professional fees	15,642	18,343
Rent	11,235	11,235
Sponsorship fees	-	26,246
Transfer agent and regulatory fees	3,177	6,209
Travel and accommodation	182	13,957
	21,074	160,765
Net loss for the period	(21,074)	(160,765)

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Deficit
March 31, 2002
(Unaudited – prepared by management)

	Three months ended March 31, 2002	Year ended December 31, 2001
Deficit, beginning of period	$ 6,691,169	$ 5,570,875
Net Loss for the period	21,074	1,120,294
Deficit, end of period	$ 6,712,243	$ 6,691,169
Loss per share	$ -	$ 0.18

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Cash Flows
Three months ended March 31, 2002
(Unaudited – prepared by management)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Cash provided by (used in):		
Cash flows from operating activities:		
Net Loss	$ (21,074)	$ (160,765)
Items not involving cash:		
Amortization, an item not involving cash	436	593
Interest recovery	(20,553)	-
Financing charges to be settled in shares	-	13,515
Changes in non-cash working capital items:		
Accounts payable and accrued liabilities	(50,497)	(8,479)
	(91,688)	(155,136)
Cash flows from investing activities:		
Advances to companies under common control	-	3,200
Notes receivable	-	(239,639)
	-	(236,439)
Cash flows from financing activities:		
Advances from companies under common control	(276,736)	(91,326)
Deferred financing charges	-	(71,069)
Notes payable	(217,198)	414,818
Loan payable	(418,424)	-
Share subscription receivable	56,000	-
Share issued pursuant to debt settlements	937,000	-
	80,642	252,423
Increase (decrease) in cash	(11,046)	(139,152)
Cash, beginning of period	8,414	139,383
Cash (indebtedness), end of period	$ (2,632)	$ 231

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

1. OPERATIONS:

The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company's previous principal business activity of cosmeceutical retail sales ceased in 1997. Since 1997, the Company has had no principal business activity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Captial Assets

Capital assets are stated at cost. Amortization is provided on a declining balance basis at a rate of 33% per annum.

(b) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Specific issues requiring the exercise of significant judgement by management include the recoverability of notes receivable.

(c) Earnings per Share

Earnings per share has been calculated using the weighted average number of common shares outstanding.

3. DUE TO COMPANIES UNDER COMMON CONTROL:

These amounts due to companies under common control are non-interest bearing and unsecured, with no fixed terms of repayment.

4. RELATED PARTY TRANSACTIONS:

(a) During the three months ended March 31, 2002, the Company paid $8,025 for management fees to a company controlled by a director.

(b) During the three months ended March 31, 2002, the Company paid $11,235 for rent and administrative services to a company controlled by a director.

(c) During the three months ended March 31, 2002, the Company paid $2,140 for accounting fees to a company controlled by a director.

5. CONTRIBUTED SURPLUS:

The contributed surplus resulted from a cancellation of escrow share during 1998.

6. SHARE CAPITAL:

(a) Authorized

100,000,000 common shares without par value.

(b) Issued and Fully Paid

	Number of shares	Amount
Balance, December 31, 1998	4,914,512	$ 4,165,170
Issued pursuant to exercise of share purchase warrants	991,000	346,850
Balance, December 31, 1999	5,905,512	4,512,020
Issued pursuant to exercise of stock options	66,666	26,666
Balance, December 31, 2000	5,972,178	4,538,686
Issued as loan bonus	456,250	119,423
Issued to directors for loan guarantees	200,000	20,000
Issued pursuant to a private placement	1,000,000	100,000
Balance, December 31, 2001	7,628,428	4,778,109
Issued pursuant to shares for debt	9,370,000	$ 937,000
Balance, March 31, 2002	16,998,428	$ 5,715,109

7. SHARES FOR DEBT:

During the quarter ended March 31, 2002, the Company issued 9,370,000 common shares at a price of $0.10 per common share to settle a total of $937,000 in debt to various creditors. Pursuant to one of the debt settlement agreements, the Company settled $430,673 in connection with a loan and accrued interest payable to an arm's length party through the issuance of 4,100,000 common shares at a price of $0.10 per common share. The issuance of these shares having a deemed value in the amount of $410,000 was considered full and final settlement of the loan and accrued interest payable in the amount of $430,673. The difference of $20,553 being interest accrued during the term of the loan was accounted for by management as an interest recovery.

PACIFIC STRATUS VENTURES LTD.

Schedule "B", page 1
Three months ended March 31, 2002
(Unaudited – prepared by management)

1.

(a) Schedule of Deferred Exploration Expenditures:

Nil

(b) General and administrative expenses for the current fiscal year-to-date:

Per attached statements

(c) Related Party Transactions current fiscal year-to-date:

Expenses include the following payments (inclusive of GST) to companies affiliated with certain directors and officers:

	2002	2001
Rent, office, accounting and administration expenses	$ 13,375	$ 14,712
Management services	8,025	8,025
	21,400	22,737

2.

(a) Securities issued during quarter ended March 31, 2002:

Date	Type	Number	Price	Amount	Consideration
Jan. 21/02	Common	9,370,000	$0.10	$937,000	Debt Settlement

(b) Options granted during quarter ended March 31, 2002:

Date	Optionee	Number	Exercise Price	Expiry Date
Nil				

3.

(a) Authorized and issued share capital as at March 31, 2002:

100,000,000 common shares, no par value

A total of 16,998,428common shares have been issued for a total of **$5,715,109.**

3.

(b) Options, warrants and convertible securities outstanding as at March 31, 2002:

(i) Share purchase warrants:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$0.10	December 27, 2003
85,000	$0.45/$0.65	May 29, 2003

(ii) Incentive Stock options:

Number of Options	Exercise Price	Expiry Date
Nil		

(iii) Convertible Securities:

$ Amount of Convertible Securities	Conversion Price	Number of Shares If Converted	Number of Wts. If Converted	Expiry Date
Nil				

(c) Shares in escrow or subject to pooling as at March 31, 2002:

As at March 31, 2002 the Company had no shares in escrow or subject to pooling.

(d) List of directors and officers as at March 31, 2002:

Harry Chew	Director & President
David J.L. Williams	Director
Sonny Chew	Director
Erin Bismeyer	Secretary

PACIFIC STRATUS VENTURES LTD.

Schedule "C"
Three months ended March 31, 2002
(Unaudited – prepared by management)

Description of Business:

The Company has been designated an inactive issuer by the CDNX and is required to complete its reorganization and maintenance requirements no later than May 31, 2002, failing which the Company may be placed on notice of suspension. The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.

Discussion of Operations and Financial Condition:

For the quarter ended March 31, 2002, the Company recorded a net loss of $21,074 compared with a net loss of $160,765 for the same period last year, an decrease of $139,691. The decrease in loss was primarily due to a decrease in every operating category, as the Company continues to re-organize and restructure its debt. The Company had a working capital deficit of $54,803 for the quarter as compared with working capital deficit of $970,729 for the year ended December 31, 2001.

Pursuant to various debt settlement agreements entered into on December 4, 2001 the Company settled a total of $937,000 by issuing 9,370,000 common shares at a price of $0.10 per common share. Pursuant to one of the debt settlement agreements, the Company settled $430,673 in connection with a loan and accrued interest payable to an arm's length party through the issuance of 4,100,000 common shares at a price of $0.10 per common share. The issuance of these shares having a deemed value in the amount of $410,000 was considered full and final settlement of the loan and accrued interest payable in the amount of $430,673. The difference of $20,553 being interest accrued during the term of the loan was accounted for by management as an interest recovery.

Subsequent Events:

Subsequent to the quarter ended March 31, 2002, the Company filed a 10SB registration statement with The Securities and Exchange Commission in the United States (the "SEC"). This registration statement is the first step in allowing the securities of the Company to be listed on an exchange in the United States. The Company expects to have comments on its initial listing from regulatory authorities in mid May, 2002.